[The Export-Import Bank of Korea Letterhead]

June 28, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea Registration Statement Under Schedule B U.S. Securities and Exchange Commission File No. 333-217916

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m., New York time, on Friday, June 30, 2017, or as soon thereafter as practicable.

Very truly yours,

THE EXPORT-IMPORT BANK OF KOREA

By:	/s/ Yoo-keun Shin

Name:	Yoo-keun Shin
Title:	Director
Treasury Department

[The Republic of Korea Letterhead]

June 28, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea Registration Statement Under Schedule B U.S. Securities and Exchange Commission File No. 333-217916

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m., on Friday, June 30, 2017, or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF KOREA

By:	/s/ Seong-wook Kim

Name:	Seong-wook Kim
Title:	Financial Attaché
Korean Consulate General New York